
WOODSIDE


05005957

3 February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. D.C.
202
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside investigates flowline fault, lodged with the Australian Stock Exchange on 3 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)




WOODSIDE

THURSDAY, 3 FEBRUARY 2005
10:00AM (WST)

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE INVESTIGATES FLOWLINE FAULT

Woodside Energy Ltd. is investigating the cause of a flowline fault that resulted in an oil leak at its Laminaria field in the Timor Sea.

The leak was noticed about 2.30pm on Tuesday, 18 January. Subsequent investigations have determined a problem with the flowline from the Laminaria 2 well.

The Laminaria 2 well, and other wells connected in the production system, were shut in shortly after the leak was noticed.

Government authorities were notified immediately and Woodside began investigations into the cause and size of the leak.

The initial estimate put the size of the leak at about 50 cubic metres (300 barrels), although that may vary depending on the outcome of modelling.

Laminaria oil is very light, and rapidly evaporates from the sea surface. A surface inspection two days later concluded the oil had already evaporated from the area.

This incident is unrelated to a small leak (about 7 cubic metres) in October 2004 from the Laminaria 5 well, which also remains shut in. Repairs to the Laminaria 5 well, which produces about 3000 barrels a day, are expected to be made in the second quarter of 2005.

The Laminaria 8 well, which had been producing about 6000 barrels a day and was shut in as a precaution on 18 January, will only be brought back on line when investigative work determines it is safe to do so. This is expected to be completed by the end of the month.

Resumption of production at Laminaria 2, which produces about 2000 barrels a day, depends on a full assessment of the flowline fault.

Production from the adjacent Corallina field, which is averaging 18,000 barrels a day, is unaffected.

The Laminaria and Corallina fields are 350km north of the Australian coast, and 150km south of Timor-Leste.

Woodside holds a 44.9% interest in, and is operator of, the Laminaria field. Other joint venturers are Paladin Oil & Gas (Australia) (32.6%) and Shell Development (Australia) (22.5%).